Mail Stop 6010

March 10, 2006

Jeffrey T. Slovin
Chief Executive Officer
Schick Technologies, Inc.
30-00 47th Avenue
Long Island City, NY 11101

> **Re: Schick Technologies, Inc.**
> **Preliminary Proxy Materials**
> **Filed February 10, 2006**
> **File No. 0-22673**

Dear Mr. Slovin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Historical Financial Data of Sirona, page 15

1.   Reference is made to footnote (2) on page 17. The amounts shown for depreciation and amortization on the reconciliation of net income (loss) to EBITDA here do not agree to the amounts shown on page F-16. It appears that you have included in process research and development as a component of depreciation and amortization. Please note that the non-GAAP measure EBITDA, as that term is normally used by the investing community and as defined in this footnote, would only include earnings before interest, taxes, depreciation, and amortization. As a result, in-process research and development would not be considered a component of amortization and, therefore, would not be deducted when calculating EBITDA. Please refer to the guidance in Item 10(e)(1)(ii)(a) of Regulation S-K and Frequently Asked Questions No. 14 and 15 Regarding the

Use of Non-GAAP Financial Measures dated June 13, 2003. Please revise the filing accordingly.

2.   We note your disclosure of why you believe EBITDA is useful to investors. We also note your disclosure of the limitations of the measure of EBITDA. Please revise to also disclose how management compensates for the limitations of the non-GAAP financial measure presented.

Debt Covenant Compliance, page 19

3.   We note that you refer to net finance charges and consolidated total net debt as terms not defined under US GAAP. We also note here and on page 92 that you disclose your ratio of adjusted EBITDA to consolidated finance charges and your ratio of adjusted EBITDA to consolidated total net debt. Please revise the filing to disclose the components and calculation of consolidated finance charges and consolidated total net debt.

Opinion of Schick's Financial Advisor, page 48

4.   Please provide us with copies of any materials prepared by UBS in connection with its fairness opinion, including among other things, any "board books," drafts of fairness opinions provided to Schick's board and any summaries made to Schick's board. We may have further comments once we have had the opportunity to review the requested materials.

Fee Arrangement, page 54

5.   Please quantify the amount of the fee that is contingent upon the consummation of the transaction.

Directors and Executive Officers of Schick Following the Exchange, page 57

6.   Please clarify the business experience for the last five years of Messrs. Hood, Kowaloff, Sheehan and Beecken.

7.   Please expand the appropriate section to include a table that sets forth the security ownership of certain beneficial owners and management following the exchange.

Conditions to Completion of the Exchange, page 67

8.   Please clarify whether you intend to resolicit if you waive material conditions after shareholders vote on the merger.

Business, page 72

9.   Please discuss, if applicable, any of Sirona' customers that account for 10% or more of Sirona's revenues.

Increased Focus on Sirona's Position in the U.S. Dental Market, page 80

10.   Please discuss the material terms of the exclusive distribution arrangement between Sirona and Patterson Dental.

Three Months Ended December 31, 2005 Compared to Three Months Ended December 31, 2004, page 83

11.   We note that your MD&A discussion is presented based on aggregated periods reflecting the changes in basis effected through the MDT and EQT transactions. While we note the discussion highlighting the change in basis to investors, a comparative discussion of the results of your operations under the same basis would also be meaningful to investors. Please revise the filing to also include a comparative discussion of the three-month period ending December 31, 2005 to the three-month period ending September 30, 2005.

12.   You state that total revenue increased 12%, with growth rates for the Imaging Systems segment of 32%, the Dental CAD/CAM Systems segment of 17% and the Instruments segment of 9%. Please revise to discuss the reasons for the changes in revenues for each segment. Discuss and quantify the effects of new product introductions, changes in prices and changes in volume. When more than one factor is cited in explaining a change in a financial statement item, the amounts of the individual factors cited should be quantified unless not practical. Please note this comment also applies to your discussion of the aggregated year ended September 30, 2005 compared to the aggregated year ended September 30, 2004 and the aggregated year ended September 30, 2004 to the year ended September 30, 2003.

13.   You state that on a constant currency basis, Treatment Center segment revenue decreased by 8% mainly due to a slow economy in Germany. However, you make no mention of the slow economy in Germany impacting your revenues in the other segments. Please revise to quantify the impact on those segments or explain to us why there was no impact.

14.   Please revise to discuss and quantify the reasons for the significant increase in revenues in the United States.

15.   You state that that your gross profit increased between the two periods due to an increase in revenue from product groups with higher gross profit margins. Please revise to provide additional analysis of the increase in gross profit margins. For example, discuss the primary product groups that have caused this change. Also, discuss the circumstances that led to the increased gross profits on these product groups and whether you expect the trend of higher gross profit margins to continue in future periods. Finally, to enhance the reader's understanding of your operations, include a discussion of your gross profit margin for each of your segments. Please note this comment also applies to your discussion of the aggregated year ended September 30, 2005 compared to the aggregated year ended September 30, 2004 and the aggregated year ended September 30, 2004 to the year ended September 30, 2003.

16.   You state that the increase in selling, general and administrative expenses was driven by the overall increase in revenue and by your expanded presence in various countries, including the United States, Japan and Australia. Please revise to quantify the effects of the expansion in these countries and to discuss any trends that may impact future periods with respect to further expansion. Note this comment also applies to your discussion of the aggregated year ended September 30, 2005 compared to the aggregated year ended September 30, 2004 and the aggregated year ended September 30, 2004 to the year ended September 30, 2003.

Related Party Transactions, page 94

17.   Please elaborate on your statement that in addition to the specific transactions described on page 94, Sirona occasionally enters into other related party transactions. Is Sirona party to other related party transactions not described in the proxy statement?

Unaudited Pro Forma Consolidated Financial Statements, page 103

18.   You state within your introductory paragraph that the unaudited pro forma consolidated balance sheet gives effect to the Exchange and MDP transactions as if these transactions had occurred on December 31, 2005. However, since the MDP transactions were consummated on June 30, 2005, please revise the paragraph to correctly indicate that the pro forma consolidated balance sheet only gives effect to the Exchange transaction as if it had occurred on December 31, 2005.

19.   You further state that the unaudited pro forma consolidated statement of operations gives effect to the Exchange as if it has occurred on October 1, 2004.

Please revise the paragraph to correctly indicate that the pro forma consolidated statement of operations for the year ended September 30, 2005 gives effect to the Exchange and MDP Transaction as if both had occurred on October 1, 2004.

20.   Please revise the fifth paragraph on page 104 to disclose, if true, that the fiscal year end of the continuing entity will be September 30, the same as Sirano's current fiscal year-end.   Otherwise, please advise us.

21.   Please revise the introductory paragraphs to clearly explain how you have complied with Article 11-02(c)(3) of Regulation S-X in presenting the pro forma statement of operations. Clearly disclose the periods combined and the revenues and income for any period that was excluded from or included more than once in the pro forma statements of operations.

Note 1. Pro Forma Adjustments-MDP Transaction, page 108

22.   We note that you provide a brief explanation for each adjustment made related to this transaction and to the Exchange transaction. However, the notes do not clearly explain the assumptions involved as required by Article 11-02(b)(6) of Regulation S-X. Please address the following:

- Reference is made to adjustment (b). Please revise your disclosure to explain how you determined that a weighted average interest rate of 6.604% was appropriate to use in this situation.
- Reference is made to adjustment (c). Please tell us and revise your disclosure to explain in more detail why you have recorded an adjustment related to the change in the pension expense resulting from the fair value adjustment and how the amount of the adjustment was determined. As necessary for an investor to understand the adjustment, provide supporting calculations.
- Reference is made to adjustment (f). We note that this adjustment is based upon an estimated tax rate. Please revise your filing to disclose why you estimated the tax rate to be 36.9%.

Note 2. Pro Forma Adjustments-Exchange, page 109

23.   We note that within your preliminary estimate of the purchase price that you increase the purchase price by $12.8 million for 834,505 unvested options to purchase Schick's common stock and that you reduce the purchase price by $14.4 million for the unearned portion of the unvested options to purchase Schick's common stock relating to services to be provided in the future. It would appear that the $14.4 million reduction relates to the same 834,505 unvested options but it is not clear from your disclosures why the fair value of the unearned portion of

the unvested options exceeds the total estimated fair value of the options at the date of the transaction. Please revise the filing or advise us.

24.   Reference is made to adjustment (2) and (3). Please revise your notes to separately break-out the estimated amounts allocated to technologies, trademarks and dealer relationships. Please disclose the nature of the technology intangible asset. Please also disclose the estimated useful life for each of the intangible assets identified in the preliminary purchase price allocation.

25.   Reference is made to adjustment (9). Please revise to also disclose how the $462.6 million adjustment to additional paid-in capital was derived.

26.   Reference is made to adjustment (11). The amounts shown as the adjustments to additional paid-in capital and retained earnings in this note do not agree to the amounts shown on the pro forma balance sheet. Please revise or advise.

27.   Reference is made to adjustment (12). Please provide us with your analysis performed to reach the conclusion that the $2.50 per share dividend to be paid to Schick shareholders should be recorded as an increase to goodwill.

28.   Reference is made to adjustments (15) through (17). Please revise this note to disclose the basis for an estimated tax rate of 40.2%

Proposal 3, page 116

29.   Provide the information required by Item 10(b)(2)(i)(B) and (D) of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management of Schick, page 121

30.   Please disclose the natural person who has voting or investment control of the shares held by each of Sirona Holdings Luxco S.C.A. and certain affiliates and Greystone Funding Corp.

Consolidated Balance Sheets, page F-3

31.   We note that goodwill has decreased by $8 million from September 30, 2005 to December 31, 2005 and that intangible assets have decreased by $19 million from September 30, 2005 to December 31, 2005. Please revise the notes to the interim financial statements to provide all of the disclosures required by paragraph 45 of SFAS 142.

Consolidated Balance Sheets, page F-12

32.   We note that on page F-16 you refer to accounts receivable from related parties. However, you have not presented the amounts separately on the face of the

balance sheet as required by Rule 4-08(k) of Regulation S-X. Please revise the statement to separately break-out this amount on the face of the consolidated balance sheet for each reporting period presented and provide the disclosures required by paragraph 2 of SFAS 57 in a note to the financial statements. This comment also applies to your interim consolidated financial statements for the period ended December 31, 2005.

Consolidated Statement of Shareholder's Equity and Comprehensive Income (Loss), page F-15

33.   We note that you present a beginning balance for retained earnings related to Predecessor 2's basis at June 30, 2005 that resulted from the MDP transaction. It appears that the amount represents the retained earnings related to the portion of Predecessor 2 valued at predecessor basis. Tell us how you considered the guidance in EITF 90-12 in concluding that the current presentation is appropriate, or revise to comply with that guidance.

Consolidated Statements of Cash Flows, page F-16

34.   We note in Note 4 that you held back Euro 20 million of consideration relating to the EQT transaction and paid the amount, $25.7 million, in the period ended June 30, 2005. Since the amount was accrued as part of the purchase accounting on February 17, 2004, please revise this statement to include disclosure of this accrued acquisition cost as non-cash investing activity for the period from February 17, 2004 to September 30, 2004.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-18

35.   Please revise the note to clearly disclose all differences in the accounting policies of the predecessor and successor entities. If the accounting policies have not changed, please add disclosure to that effect.

-Revenue Recognition, page F-19

36.   We note on page 74 and throughout the filing that you entered into arrangements to sell your products through distributors and that you recognize revenue upon delivery to these distributors.

- Tell us the nature and significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations.
- Tell us if you grant price concessions to your distributions and if so, tell us how you account for price concessions.

- Revise to expand your policy for revenue recognition to include the accounting for these distributor arrangements.

37.   We note that you offer discounts to your customers if certain conditions are met and that you account for these as a reduction of revenue. Please tell us and revise your filing to disclose the nature of these discount arrangements and how you estimate the amount of discounts to be given at the time of sale.

38.   We further note that you recognize revenue related to your products that contain software that is more than incidental to the product in accordance with SOP 97-2, as amended by SOP 98-9. Please revise this note to provide separate detailed disclosure of how your revenue recognition complies with SOP 97-2.

- Discuss how you have vendor specific objective evidence of the fair value of any undelivered elements.

- Tell us and disclose how you evaluate multiple-element arrangements that include software and how your policies comply with EITF 00-21 and SOP 97-2.

- Tell us the amount of software revenue recognized in accordance with SOP 97-2 in each of the periods presented.

-Research and Development, page F-20

39.   We note that you capitalize equipment that has general research and development uses. Please tell us and revise your disclosure to explain if the capitalized research and development equipment has alternative future uses. Refer to paragraph 11 of SFAS 2.

-Property, Plant and Equipment, page F-22

40.   You state that property, plant and equipment are stated at historical cost less accumulated depreciation. In light of the transactions disclosed in Note 4, please revise to also address how the carrying amounts of your property, plant and equipment were impacted. We note that as a result of the transactions you were required to record fair value adjustments to these assets.

Note 4. Leveraged Buy-out Transactions, page F-26

-MDP Transaction, page F-26

41.   You state that the MDP transaction was accounted for in accordance with EITF 88-16 in a manner similar to a business combination under SFAS 141. You also

state that certain members of management who were deemed to be in the control group held equity interests in the Sirona Group prior to and subsequent to this transaction and, as a result, the 9.15% interest of these continuing shareholders have been reflected at the predecessor basis. Please respond to the following comments:

- Please provide to us the detailed analysis you performed in reaching your conclusion that this transaction meets the scope guidelines discussed in EITF 88-16.

- Please tell us the voting percentage held by each member of the control group in the predecessor entity. Please also tell us the voting percentage each member of the control group holds in the successor.

- To the extent that any individuals other than management retained a residual interest in the successor, please provide us with your analysis of whether these parties should be considered part of the control group. Refer to Section 1(c) of EITF 88-16.

42.   We note you have allocated $93.4 million of the purchase price to trademarks and determined that these trademarks are indefinite-lived assets. Please tell us and revise your note to disclose how you considered all of the factors in paragraph 11 of SFAS 142 to classify this as an indefinite-lived intangible asset. Please also explain how you determined the estimated fair value of these trademarks. Please also revise your notes to the unaudited pro forma consolidated financial statements to conform to the revised disclosure here.

43.   We note that you have allocated $273.9 million of the purchase price to intangible assets that you have disclosed as technologies and dealer relationships. It appears that the technologies and dealer relationships represent separate intangible assets. If so, please revise the filing to separately present and disclose these intangible assets. With respect to the technology intangible asset, please disclose the nature of the technology and provide us with your analysis of the criteria of paragraph 39 of SFAS 141 for recognition as an intangible asset. Finally, please revise to discuss how you determined the estimated value assigned to each asset and estimated useful life for each intangible asset.

44.   We note that the excess of the purchase price over the net assets acquired in the MDP transaction resulted in goodwill of approximately $469.2 million. Tell us and revise this note to discuss the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

45.   We note that you have allocated $33.8 million of the purchase price to in-process
        research and development expense (IPR&D) expenditures. Please revise this note
        and MD&A to provide the following disclosures:

        • Describe each significant IPR&D project acquired;

        • Present in tabular format the fair value assigned to each project acquired
          and projected costs to complete by project;

        • For each project, disclose in MD&A the status of the development, stage
          of completion at acquisition date, the nature and timing of the remaining
          efforts for completion, anticipated completion date and the date you will
          begin benefiting from the projects, the risks and uncertainties associated
          with completing development within a reasonable period of time, and the
          risks involved if the IPR&D projects are not completed on a timely basis.

-EQT Transaction, page F-27

46.   We note your disclosures regarding the EQT transaction. You state that the
        transaction was accounted for in a manner similar to a business combination
        under SFAS 141. Please respond to the following comments:

        • Please clarify how you have accounted for this transaction. Please tell us how
          your accounting differs from that of a business combination under SFAS 141
          as appropriate.

        • We note that management held an interest in the new entity following the
          leveraged buy-out. In this regard, please provide us with your detailed
          analysis of EITF 88-16 as it relates to this transaction in light of the fact that
          management was included in the leveraged buy-out transaction.

47.   We note you have allocated $86.9 million of the purchase price to trademarks and
        determined that these trademarks are indefinite-lived assets.

        • Tell us and revise to provide a detailed analysis of how you considered all of
          the factors in paragraph 11 of SFAS 142 to classify this as an indefinite-lived
          intangible asset.

        • Explain how you determined the estimated fair value of these trademarks.

Note 7 – Property, Plant and Equipment, Net, page F-29

48.   It appears that you have carried over the gross amounts and accumulated
        depreciation for property, plant and equipment from the predecessor to the
        successor although the assets had been revalued and recorded at fair value as part

of the EQT and MDP transactions. Paragraph 37 of SFAS 141 requires that those values represent the new cost basis and, as a result, the accumulated depreciation amounts would be reduced to zero at the date of the transactions, with depreciation starting over at those dates. Please explain to us how you concluded that this presentation is appropriate and identify the accounting literature on which you relied, or revise the filing to comply with SFAS 141.

<u>Form 10-Q for the Fiscal Quarter ended December 31, 2005</u>

49. We note that the Rule 13a-14(a) certifications included with this Form 10-Q omit paragraph 4(b) and the portion of the introductory language in paragraph 4 that refers to the responsibility of the certifying officers for establishing and maintaining the registrant's internal control over financial reporting. Please amend to provide officers' certifications under Rule 13a-14(a) in the exact form as set forth in Item 601(b)(31) of Regulation S-K, including paragraph 4(b) and the portion of the introductory language in paragraph 4 that refers to the registrant's internal control over financial reporting. We will not object if the amended Form 10-Q includes only:

• a cover page,
• a signature page, and
• Rule 13a-14(a) certifications with the first, second, fourth, and fifth paragraphs.

In addition, consider including an explanatory note in the amended Form 10-Q. Please apply this comment to your Form 10-K for the fiscal year ended March 31, 2005 and your Form 10-Qs for the quarters ended June 30, 2005 and September 30, 2005.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Hawkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or the undersigned at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel